FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:      (604) 899-5450      Facsimile:      (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

April 19, 2016

ITEM 3.	NEWS RELEASE

A news release was disseminated on April 19, 2016 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports increased grade and a significant increase in indicated ounces in an updated independent resource estimate for platinum, palladium, rhodium and gold (“4E”) on the 58.65% owned Waterberg Joint Venture, located on the North Limb of the Bushveld Complex.

ITEM	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports increased grade and a significant increase in indicated ounces in an updated independent resource estimate for platinum, palladium, rhodium and gold (“4E”) on the 58.65% owned Waterberg Joint Venture, located on the North Limb of the Bushveld Complex.

Mineral resources in the “T” and “F” zones at Waterberg (100% project basis) have increased to an estimated 23.894 million ounces 4E in the indicated category plus 11.710 million ounces 4E in the inferred category:

• Indicated 209.559 million tonnes grading 3.55 g/t 4E (1.07 g/t Pt, 2.19 g/t Pd, 0.26 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off)

• Inferred 105.918 million tonnes grading 3.44 g/t 4E (1.04 g/t Pt, 2.09 g/t Pd, 0.28 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off)

R. Michael Jones, P.Eng., President, CEO and co-founder of Platinum Group Metals said “We have been very successful in almost doubling indicated resources to 24 million ounces. Waterberg is an extraordinary deposit that we have not yet found the limits to. Starting at 140 meters from surface, with zones 3 to 70 meters thick and an overall proven strike length of 13 km so far, Waterberg stands apart from conventional platinum mines in South Africa. The increased F zone grade combined with improved deposit definition allows for the targeting of best grade thickness in early mine scheduling, which is changing the project significantly from our earlier engineering work. We are looking at a series of adjacent mine plans, each at the scale of a typical stand-alone mine, to be prioritized and processed at a single central plant.”

The resource estimate includes sampling and data from 294 diamond drill boreholes with 459 deflections for a total of 584 intersections into the deposit from a total of approximately 293,538 meters of core drilling. The deposit model is a kriged estimate from Data Mine geological wireframes.

The deposit is 13 km long, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 3 meters and the maximum is 70 meters. Drilling is continuing at Waterberg and the deposit is still open for expansion. Assays for shallow Super F zones at 180 meters to 300 meters from surface are outstanding. Deeper “Super T” targets are being drilled now. The most recent intercept in the “Super T” zone is 7.76 meters grading 6.14 g/t 4E and the deposit in the area of this hole is open for expansion.

Pre-Feasibility Update

The Pre-Feasibility Study is on track with this resource update to be completed at the end of July 2016. The engineering work is being completed by project teams from Worley Parsons (Advisian) and DRA. Both firms are experienced global, independent, mining engineering firms. Optimization of mine plans in five target zones (3 on the Super F zone and 2 on the T and Super T zones) is underway. Metallurgical test work and concentrate marketing discussions are in progress. Indications from metallurgical test work are that a good grade concentrate with similar base metals content to desirable Merensky concentrate, with no penalty chrome, can be produced. Site infrastructure work for power and water designs and costing are also well advanced.

JOGMEC Agreement and Funding

Drilling and engineering work is being funded 100% at this time by the Japan Oil,

Gas and Metals National Corporation (“JOGMEC”) under a US$ 20 million firm commitment to the Joint Venture. A budget for US$ 6 million for April 1, 2016 to March 31, 2017 set out under the JOGMEC agreement commitment is in progress. The Company may accelerate expenditure levels at Waterberg if it has sufficient working capital on hand to do so. JOGMEC continues to be an excellent active technical partner with its geological and metallurgical in house expertise.

Mineral Resource Details

F Zone
Cut-off	Tonnage	Grade					Metal
3PGE+Au		Pt	Pd	Au	Rh	3PGE+ Au	3PGE +Au
g/t	Mt	g/t	g/t	g/t	g/t	g/t	Kg	Moz
Indicated
2.00	281.184	0.91	1.94	0.15	0.03	3.03	851 988	27.392
2.50	179.325	1.05	2.23	0.18	0.03	3.49	625 844	20.121
3.00	110.863	1.19	2.52	0.20	0.04	3.95	437 909	14.079
Inferred
2.00	177.961	0.83	1.77	0.13	0.03	2.76	491 183	15.792
2.50	84.722	1.01	2.14	0.17	0.03	3.35	283 819	9.125
3.00	43.153	1.19	2.53	0.20	0.04	3.96	170 886	5.494

T Zone
Cut-off	Tonnage	Grade					Metal
2PGE+Au		Pt	Pd	Au	Rh	2PGE+ Au	2PGE +Au
g/t	Mt	g/t	g/t	g/t	g/t	g/t	Kg	Moz
Indicated
2.00	36.308	1.08	1.81	0.72	-	3.61	131 162	4.217
2.50	30.234	1.16	1.94	0.78	-	3.88	117 363	3.773
3.00	22.330	1.28	2.14	0.86	-	4.28	95 640	3.075
Inferred
2.00	23.314	1.10	1.83	0.73	-	3.66	85 240	2.741
2.50	21.196	1.14	1.90	0.76	-	3.79	80 394	2.585
3.00	14.497	1.28	2.14	0.86	-	4.28	62082	1.996

Waterberg Total
Cut-off	Tonnage	Grade					Metal
3PGE+Au		Pt	Pd	Au	Rh	3PGE+ Au	3PGE +Au
g/t	Mt	g/t	g/t	g/t	g/t	g/t	Kg	Moz
Indicated
2.00	317.492	0.93	1.92	0.22	0.03	3.10	983 150	31.609
2.50	209.559	1.07	2.19	0.26	0.03	3.55	743 207	23.894
3.00	133.193	1.21	2.46	0.31	0.03	4.01	533 549	17.154
Inferred
2.00	201.275	0.85	1.77	0.21	0.03	2.86	576 423	18.533
2.50	105.918	1.04	2.09	0.28	0.03	3.44	364 213	11.710
3.00	57.650	1.21	2.43	0.37	0.03	4.04	232 968	7.490

1. Mineral resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the Company and the QP believe the differences are not material and the standards may be considered the same. Mineral resources do not have demonstrated economic viability and inferred resources have a high degree of uncertainty. Mineral resources might never be upgraded or converted to reserves.

2. Mineral resources are provided on a 100% project basis. Inferred and indicated categories are separate. The estimates have an effective date of April 18th 2016. Tables may not add perfectly due to rounding.

3. A cut-off grade of 2.5 g/t 3E (platinum, palladium and gold) for the T zone and 2.5 g/t 4E for the F zone is applied to the selected base case mineral resources. Prior to July 20, 2015, a 2 g/t cut-off was applied to resource estimates. For comparison with earlier resources a 2 g/t cut-off on the updated resource model is presented above. Cut-off grades of 3.0 g/t 4E are also presented as certain mining plans in early years may apply higher cut-offs for the Pre-Feasibility Study.

4. Cut off for the T and the F zones considered costs, smelter discounts, concentrator recoveries from the previous and ongoing engineering work completed on the property by the Company and its independent engineers. Spot and three year trailing average prices and exchange rates are considered for the cut-off considerations. Metallurgical work indicates that an economically attractive concentrate can be produced from standard flotation methods.

5. Mineral resources were completed by Charles Muller of CJM Consulting and a NI 43-101 technical report for the mineral resources reported herein, effective April 18, 2016, will be filed on SEDAR within 45 days of today’s date.

6. Mineral resources were estimated using Kriging methods for geological domains created in Datamine Studio3 from 262 mother holes and 322 deflections in mineralization. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

7. The estimation of mineral resources have taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors. The mineral resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's Annual Information Form.

8. The following prices based on an approximate recent 3 year trailing average in accordance with U.S. Securities and Exchange Commission ("SEC") guidance was used for the assessment of Resources; USD Pt 1,243/oz, Pd 720/oz, Au 1,238/oz, Rh 1,015/oz – see Cautionary Note 9. Estimated grades and quantities for by-products will be included in recoverable metals and estimates in the on-going pre-feasibility work. Copper and Nickel are the main value by-products recoverable by flotation and for indicated resources are estimated at 0.18% copper and 0.10% nickel in the T zone 0.07% copper and 0.16% nickel in the F zone.

CIM guideline on resource classification:

An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Resource.

Qualified Person Data Verification and Quality Control and Assurance

Scientific and Technical Information in this Press Release related to mineral resources has been reviewed and approved by Charles J Muller, (BScHons) Pr Sci Nat (Reg. No 400201/04), an independent consulting geologist and resource estimator of CJM Consulting, an independent qualified person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("N1 43-101"). He has verified the data by reviewing the detailed assay and geological information and metallurgical work on the Waterberg deposit and he visited the property in July 2015. He is satisfied that the data is appropriate for the resource estimate by reviewing the core, assay certificates and quality control information as well as reviewing the procedures on sampling, chain of custody and data base records of the Platinum Group exploration team.

Base metals and other major elements were determined by multi acid digestion with Inductively Coupled Plasma ("ICP") finish and PGEs were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group utilized a well-documented system of inserting blanks and standards into the assay stream and has a strict chain of custody and independent lab re-check system for quality control.

This press release has been reviewed and approved by R. Michael Jones, P.Eng., a non-independent Qualified Person and the CEO of the Company.

A report with respect to the technical information contained here is planned to be filed on www.sedar.com within 45 days.

On behalf of the Board of Platinum Group Metals Ltd.

R. Michael Jones, CEO and Co-founder

For further information contact:

R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure
The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Forward-Looking Statements
This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding all technical details of the updated mineral resources. A shortage of working capital may materially affect the Company ability to complete its plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. and other Investors
Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

April 19, 2016